

November 10, 2021

Jennifer Good
President and Chief Executive Officer
Trevi Therapeutics, Inc.
195 Church Street, 14th Floor
New Haven, Connecticut 06510

      Re: Trevi Therapeutics, Inc.
          Registration Statement on Form S-3
          Filed November 5, 2021
          File No. 333-260820

Dear Ms. Good:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Daniel Crawford at 202-551-7767 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences

cc: Stuart M. Falber